SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Amendment No. 1
WisdomTree International Large Cap Dividend Fund

(Name of Issuer)
Exchange Traded Fund

(Title of Class of Securities)
97717W-794

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97717W-794

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Corporation 51-0328154

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware corporation

	5	SOLE VOTING POWER

NUMBER OF		223,708

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		209,368

WITH:	8	SHARED DISPOSITIVE POWER

		23,590

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	233,758

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.3%

12	TYPE OF REPORTING PERSON

	HC

CUSIP No.	97717W-794

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust Company, in its Fiduciary capacity, 51-0055023

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware banking corporation

	5	SOLE VOTING POWER

NUMBER OF		83,215

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		73,835

WITH:	8	SHARED DISPOSITIVE POWER

		14,490

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	88,325

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.5%

12	TYPE OF REPORTING PERSON*

	BK

CUSIP No.	97717W-794

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust FSB, in its Fiduciary capacity, 52-1877389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Federal Savings Bank, in it Fiduciary capacity

	5	SOLE VOTING POWER

NUMBER OF		137,503

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		132,743

WITH:	8	SHARED DISPOSITIVE POWER

		6,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	140,243

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.6%

12	TYPE OF REPORTING PERSON*

	BK

CUSIP No.	97717W-794

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wilmington Trust of Pennsylvania, in its Fiduciary capacity, 23-241335

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania banking corporation

	5	SOLE VOTING POWER

NUMBER OF		2,990

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,790

WITH:	8	SHARED DISPOSITIVE POWER

		2,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,190

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON*

	BK

CUSIP No. 97717W-794
Item 1(a). Name of Issuer:
WisdomTree Investments, Inc.
WisdomTree Trust
Item 1(b). Address of Issuer’s Principal Executive Offices:
48 Wall Street, 11th Floor
New York, NY 10005
Item 2(a). Name of Person Filing:
Wilmington Trust Corporation, Wilmington Trust Company,
Wilmington Trust FSB and Wilmington Trust of Pennsylvania
Item 2(b). Address of Principal Business Office, or if None, Residence:
1100 North Market Street
Wilmington, DE 19890
Item 2(c). Citizenship:
Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.
Wilmington Trust FSB is a Federal Savings Bank; and
Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.
Item 2(d). Title of Class of Securities:
Exchange Traded Fund
Item 2(e). CUSIP Number:
97717W-794
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b) ☑ Bank as defined in Section 3(a)(6) of the Exchange Act.

Wilmington Trust Company, Wilmington Trust FSB and Wilmington
Trust of Pennsylvania are each Banks and are each direct, wholly-
owned subsidiaries of Wilmington Trust Corporation.
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) ☐ Investment company registered under Section 8 of the Investment Company Act.
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☑ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
Wilmington Trust Corporation is a Parent Holding Company.
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☑ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Wilmington Trust Corporation, Wilmington Trust Company,
Wilmington Trust FSB and Wilmington Trust of Pennsylvania are a Group.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

Wilmington Trust Corporation: 233,758 shares
Wilmington Trust Company: 88,325 shares
Wilmington Trust FSB: 140,243 shares

Wilmington Trust of Pennsylvania: 5,190 shares
(b)	Percent of class:

Wilmington Trust Corporation:	9.3%
Wilmington Trust Company:	3.5%

Wilmington Trust FSB:	5.6%
Wilmington Trust of Pennsylvania:	0%
(c) Number of shares as to which Wilmington Trust Corporation has:
(i)	Sole power to vote or to direct the vote 223,708 shares

(ii)	Shared power to vote or to direct the vote 500 shares

(iii)	Sole power to dispose or to direct the disposition of 209,368 shares

(iv)	Shared power to dispose or to direct the disposition of 23,590 shares
Number of shares as to which Wilmington Trust Company has:
(i)	Sole power to vote or to direct the vote 83,215 shares

(ii)	Shared power to vote or to direct the vote 0 shares

(iii)	Sole power to dispose or to direct the disposition of 73,835 shares

(iv)	Shared power to dispose or to direct the disposition of 14,490 shares
Number of shares as to which Wilmington Trust FSB has:
(i)	Sole power to vote or to direct the vote 137,503 shares

(ii)	Shared power to vote or to direct the vote 500 shares

(iii)	Sole power to dispose or to direct the disposition of 132,743 shares

(iv)	Shared power to dispose or to direct the disposition of 6,700 shares
Number of shares as to which Wilmington Trust of Pennsylvania has:
(i)	Sole power to vote or to direct the vote 2,990 shares

(ii)	Shared power to vote or to direct the vote 0 shares

(iii)	Sole power to dispose or to direct the disposition of 2,790 shares

(iv)	Shared power to dispose or to direct the disposition of 2,400 shares
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK
Wilmington Trust of Pennsylvania:	BK

Item 8. Identification and Classification of Members of the Group.

Wilmington Trust Corporation:	HC
Wilmington Trust Company:	BK
Wilmington Trust FSB:	BK
Wilmington Trust of Pennsylvania:	BK
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008	WILMINGTON TRUST CORPORATION
WILMINGTON TRUST COMPANY
WILMINGTON TRUST FSB
WILMINGTON TRUST OF PENNSYLVANIA:

By:

Michael A. DiGregorio
Senior Vice President
Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).